OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden
hours per response 6.2

**UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549**

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934**

For the month of: August 2003
Commission File Number: 000-49946

Alamos Gold Inc.
(Translation of registrant's name into English)

**Suite 1400 – 400 Burrard Street
Vancouver, British Columbia, Canada V7X 1A6**
(Address of principal executive offices)

N/A
(Former Name or Former Address, if Changed Since Last Report)

1. Press releases, Aug. 8, 11, 21, and 29, 2003
2. Material change report, Aug. 8 and 21, 2003
3. BC FORM 51-901F, Schedule A
4. BC FORM 51-901F, Schedule B,C
5. Letter of confirmation
6. Qualifying Issuer Report, Aug. 27, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.   **Form 20-F..XXX**....
Form 40-F..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (11-2002)   **Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.**

Alamos Gold Inc

Suite 1400, 400 Burrard Street
PO Box 48780 Bentall Centre
Vancouver, British Columbia
Canada   V6C 3G2

Telephone: (604) 643-1787
Facsimile: (604) 643-1773

Email: info@alamosgold.com
Website: www.alamosgold.com
Trading Symbol: AGI (TSX Venture)

August 8, 2003

**NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES**

NEWS RELEASE

Alamos Gold Inc. Announces $12,325,000 Private Placement

Vancouver, B.C., Alamos Gold Inc. has engaged RBC Capital Markets as Lead Agent and Haywood Securities Inc. as Co-Agent (collectively the "Agents") in connection with a best efforts private placement of 8.5 million units at a price of $1.45 per unit. Each unit will consist of one common share in the capital of Alamos Gold and one-half of a share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional share of Alamos Gold at a price of $1.75 for a one-year period following closing. The common shares and the warrants comprising the units will be separable immediately upon closing.

The Agents will receive a commission equal to 7% of the gross proceeds raised from the sale of the units.

Gross proceeds from the private placement totaling $12,325,000 will be used by Alamos Gold to conduct feasibility work on its Mulatos deposit, to fund further exploration work in the Salamandra District and for general working capital purposes. This transaction is subject to regulatory acceptance.

Alamos Gold is a precious metals exploration and development company with its Salamandra exploration properties and its Mulatos project, an advanced gold deposit currently in the bankable feasibility phase of development.

ON BEHALF OF THE BOARD   For further information, please contact:

                                                                                                                        John A. McCluskey
/s/ Chester F. Millar   Chief Executive Officer
                                                                                                                        Tel: 416-925-4880
Chester F. Millar   Fax: 416-925-2264
President and Chairman of the Board   Email: john.mccluskey@sympatico.ca
                                                                                                            Website: www.alamosgold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The securities described herein and any securities which may be issued thereunder have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statement in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in the Company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Alamos Gold Inc

Suite 1400, 400 Burrard Street
PO Box 48780 Bentall Centre
Vancouver, British Columbia
Canada   V6C 3G2

Telephone: (604) 643-1787
Facsimile: (604) 643-1773

Email: info@alamosgold.com
Website: www.alamosgold.com
Trading Symbol: AGI (TSX Venture)

August 11, 2003

NEWS RELEASE

Positive Results from Metallurgical Tests on Sulfide Mineralization from Mulatos Gold Project, Sonora, Mexico

Vancouver, British Columbia – Alamos Gold Inc. is pleased to announce that metallurgical test work carried out by Resource Development Inc. (RDi) on sulfide-rich gold mineralization from the Company's Mulatos Gold Project indicates a maximum of 87.5 % of the total gold in sulfide mineralization can be leached with cyanide. This test work confirms that Mulatos ore is **not refractory** due to sulfides and that previous projected heap leach recoveries can be increased with finer crushing and/or extending leach times. The heap leach recovery of finer crushed sulfide ore and the economics of achieving this recovery will be determined with column and bulk sample leaching tests, and engineering currently underway.

Alamos submitted 11 samples of sulfide mineralization from 2 tunnels in the heart of the orebody to RDi for compositing and testing. The results are as follows. The composite sample assayed 1.89 g/t gold, 4.26 % sulfur and 120 ppm copper. Hot cyanide shake tests performed on the pulverized composite sulfide sample indicated 87.5% of the gold was cyanide soluble. Bottle roll tests were performed on the composite sample at a grind of 80 % minus 200 mesh. Cyanidation of the finely ground ore for 72 hours resulted in a gold extraction of 87 %. The extraction vs. leach time curve indicated gold recovery was not complete.

These tests indicate the sulfide ore is **not refractory**, but leaches at a slow rate. These results in conjunction with cyanide soluble data indicate the **finer** the particle size the **faster** it leaches and the **more** it leaches. This is new, positive data. The ultimate gold deportation from sulfide ore was not known, but it was previously reported that leaching 18 mm (3/4 inch) sulfide ore in a column for 525 days resulted in a gold extraction of 71.5 % compared to 48.9 % gold extraction for 12 mm (1/2 inch) sulfide ore leached in a column for 28 days. These test results were a strong indication to Alamos that sulfide ore gold recoveries might be increased by crushing finer and/or leaching longer. Alamos has now proven this to be so.

Alamos recognized the potential of raising the overall heap leach recovery of the orebody by crushing the ore finer and conducted preliminary field column tests in 2002 on fine crushed (- 1/8 inch) sulfide ores and obtained between 85 and 88% recovery.

With these encouraging results, Alamos contracted RDi to perform an independent review of the previous metallurgical test work on the Mulatos Project. Alamos and RDi developed a series of metallurgical test programs to obtain the data to raise gold recovery. The test programs consist of laboratory, column, crushing and bulk heap leach tests.

The next phase of testing, column tests on bulk samples from 2 tunnels, are in progress at Metcon Research Inc. (Metcon) in Tucson, Arizona. Fine crushing tests with a high pressure grinding roll (HPGR) crusher have been completed on a similar bulk sample at Polysius Corp. in Germany. These samples are being shipped to Metcon for testing to determine if there is a more favorable recovery response and economics from HPGR crushed ores. Alamos personnel are preparing to mine a 2,000 tonne sample from the tunnels for a bulk heap leach test at the mine site in Sonora, Mexico. Alamos will do trade-off studies with the results from these tests. The more favorable economics of crushing ores finer and/or leaching longer to raise overall heap leach recovery will be incorporated in the new Mulatos Feasibility Study that is currently in progress at M3 Engineering in Tucson.

Alamos Gold is a precious metals exploration and development company with its Salamandra exploration properties and its Mulatos project, an advanced gold deposit currently in the bankable feasibility phase of development.

ON BEHALF OF THE BOARD

For further information, please contact:

John A. McCluskey
Chief Executive Officer
Tel: 416-925-4880
Fax: 416-925-2264
Email: john.mccluskey@sympatico.ca
Website: www.alamosgold.com

/s/ Chester F. Millar

Chester F. Millar
President and Chairman of the Board

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in the Company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Alamos Gold Inc

Suite 1400, 400 Burrard Street
PO Box 48780 Bentall Centre
Vancouver, British Columbia
Canada V6C 3G2

Telephone: (604) 643-1787
Facsimile: (604) 643-1773

Email: info@alamosgold.com
Website: www.alamosgold.com
Trading Symbol: AGI (TSX Venture)

August 21, 2003

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

Alamos Gold Inc. Announces Closing of $12,325,000 Private Placement

Vancouver, B.C., Alamos Gold Inc. has closed the private placement announced August 8, 2003 of 8.5 million units at a price of $1.45 per unit for gross proceeds of $12,325,000. Each unit consists of one common share in the capital of Alamos Gold and one-half of a transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional share of Alamos Gold at a price of $1.75 for a one-year period following closing. The shares, warrants and any shares issuable on exercise of the warrants are subject to a hold period expiring December 22, 2003.

RBC Capital Markets, the Lead Agent, and Haywood Securities Inc., the Co-Agent, have received a commission equal to 7% of the gross proceeds raised from the sale of the units.

Net proceeds from the private placement will be used by Alamos Gold to conduct feasibility work on its Mulatos deposit, to fund further exploration work in the Salamandra District and for general working capital purposes.

Alamos Gold is a precious metals exploration and development company with its Salamandra exploration properties and its Mulatos project, an advanced gold deposit currently in the feasibility phase of development.

ON BEHALF OF THE BOARD

/s/ Chester F. Millar

Chester F. Millar
President and Chairman of the Board

For further information, please contact:

John A. McCluskey
Chief Executive Officer
Tel: 416-925-4880
Fax: 416-925-2264
Email: john.mccluskey@sympatico.ca
Website: www.alamosgold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The securities described herein and any securities which may be issued thereunder have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statement in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in the Company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Suite 1400, 400 Burrard Street
PO Box 48780 Bentall Centre
Vancouver, British Columbia
Canada   V6C 3G2

Telephone: (604) 643-1787
Facsimile: (604) 643-1773

Email: info@alamosgold.com
Website: www.alamosgold.com
Trading Symbol: AGI (TSX Venture)

Alamos Gold Inc

August 29, 2003

NEWS RELEASE

Judgment on the Ejido Lawsuit

Vancouver, B.C. - Alamos Gold Inc. announces that a judgment was rendered by the Agrarian Court concerning two disputes between the Company and the Mulatos Ejido in Hermosillo, Mexico.   The Ejido (the surface rights holders), disputed the validity of the 1995 Surface Agreement and the Company's right to reduce the amount of land under its lease to develop the Mulatos, Escondida and El Victor deposits and its annual lease payments.

The Court found in favour of the Mulatos Ejido on the payment issue on the basis that the Company did not correctly notify the Mulatos Ejido of the area and price reductions notwithstanding the notices and tender of a reduced lease payment by the Company. The Court ruled that the Mulatos Ejido were entitled to be paid US$336,972 in the year 2002 and US$334,375 in the year 2003.

The Court denied the claim to void the 1995 Surface Agreement. Accordingly, the Company is of the view that it is entitled to reduce the area and yearly payments by providing proper notice. The Company intends to reduce the lease area and bring its yearly payments down to approximately US$53,000 annually.

The Company and its counsel are in the process of reviewing the 425 page judgment in detail and intend to lodge an appeal. Notwithstanding the results of the lawsuit, the Mulatos Ejido officials and the Company have been conducting meetings and are working toward improving communications to establish a baseline of information for negotiation and increased cooperation.

ON BEHALF OF THE BOARD

/s/ Chester F. Millar

Chester F. Millar
President and Chairman of the Board

For further information, please contact:

John A. McCluskey
Chief Executive Officer
Tel: 416-925-4880
Fax: 416-925-2264
Email: john.mccluskey@sympatico.ca
Website: www.alamosgold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT
Form 53-901F under Section 85(1) of the British Columbia Securities Act
Form 27 under Section 118(1) of the Alberta Securities Act
Form 27 under Section 75(2) of the Ontario Securities Act
(Individually, the "Act" and collectively, the "Securities Acts")

1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Alamos Gold Inc. ("Alamos")
1400th Floor – 400 Burrard Street
P.O. Box 48780, Bentall Centre
Vancouver, BC V7X 1A6

2. Date of Material Changes

State the date of the material change. August 8, 2003

3. Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1)(BC), Section 118(1) (AB) and Section 75(1) (ON) of the Securities Act. The press release dated August 8, 2003 was filed with the TSX Venture Exchange and the Provincial Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change. Alamos has engaged RBC Capital Markets as Lead Agent and Haywood Securities Inc. as Co-Agent (collectively the "Agents") in connection with a best efforts private placement of 8.5 million units at a price of $1.45 per unit.

5. Full Description of Material Change

Alamos has engaged RBC Capital Markets as Lead Agent and Haywood Securities Inc. as Co-Agent (collectively the "Agents") in connection with a best efforts private placement of 8.5 million units at a price of $1.45 per unit. Each unit will consist of one common share in the capital of Alamos and one-half of a share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional share of Alamos at a price of $1.75 for a one- year period following closing. The common shares and the warrants comprising the units will be separable immediately upon closing. The Agents will receive a commission equal to 7% of the gross proceeds raised from the sale of the units.

Gross proceeds from the private placement totaling $12,325,000 will be used by Alamos to conduct feasibility work on its Mulatos deposit, to fund further exploration work in the Salamandra District and for general working capital purposes. The transaction is subject to regulatory acceptance.

6. Reliance on Section 85(2) (BC), Section 118(2) (AB) and Section 75(3) (ON) of the Securities Acts

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officers

The following senior officer of Alamos is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Nerio V. Cervantes, Chief Financial Officer
1400th Floor, 400 Burrard Street
P.O. Box 48780, Bentall Centre
Vancouver, BC V7X 1A6
Telephone: 604-643-1787

9. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, B.C., this 11th day of August, 2003.

/s/ Nerio V. Cervantes

_____
Nerio V. Cervantes, Chief Financial Officer

MATERIAL CHANGE REPORT

Form 53-901F under Section 85(1) of the British Columbia Securities Act
Form 27 under Section 118(1) of the Alberta Securities Act
Form 27 under Section 75(2) of the Ontario Securities Act
(Individually, the "Act" and collectively, the "Securities Acts")

1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Alamos Gold Inc. ("Alamos")
1400th Floor – 400 Burrard Street
P.O. Box 48780, Bentall Centre
Vancouver, BC V7X 1A6

2. Date of Material Changes

State the date of the material change. August 21, 2003

3. Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1)(BC), Section 118(1) (AB) and Section 75(1) (ON) of the Securities Act. The press release dated August 21, 2003 was filed with the TSX Venture Exchange and the Provincial Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change. Alamos has closed a private placement of 8.5 million units at a price of $1.45 per unit for gross proceeds totaling $12,325,000.

5. Full Description of Material Change

Alamos has closed the private placement announced August 8, 2003 of 8.5 million units at a price of $1.45 per unit for gross proceeds of $12,325,000. Each unit consists of one common share in the capital of Alamos and one-half of a transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional share of Alamos at a price of $1.75 for a one-year period following closing. The shares, warrants and any shares issuable on exercise of the warrants are subject to a hold period expiring December 22, 2003.

RBC Capital Markets, the Lead Agent, and Haywood Securities Inc., the Co-Agent, have received a commission equal to 7% of the gross proceeds raised from the sale of the units.

Net proceeds from the private placement will be used by Alamos to conduct feasibility work on its Mulatos deposit, to fund further exploration work in the Salamandra District and for general working capital purposes.

6. Reliance on Section 85(2) (BC), Section 118(2) (AB) and Section 75(3) (ON) of the Securities Acts

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officers

The following senior officer of Alamos is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Nerio V. Cervantes, Chief Financial Officer
1400th Floor, 400 Burrard Street
P.O. Box 48780, Bentall Centre
Vancouver, BC V7X 1A6
Telephone: 604-643-1787

9. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, B.C., this 22nd day of August, 2003.

/s/ Nerio V. Cervantes

Nerio V. Cervantes, Chief Financial Officer

IT IS AN OFFENCE UNDER THE *SECUTIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE *SECURITIES ACT*, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

June 30, 2003
BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: X   **Schedule A**

           Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER   **ALAMOS GOLD INC.**

ISSUED ADDRESS   **1400-400 BURRARD STREET, VANCOUVER, B.C. V6C 3G2**

ISSUER TELEPHONE NUMBER   **(604) 643-1787**   **FAX (604) 643-1773**

CONTACT NAME   **NERIO V. CERVANTES**

CONTACT POSITION   **CHIEF FINANCIAL OFFICER**

CONTACT TELEPHONE NUMBER **(604) 643-1787**

FOR QUARTER ENDED   **JUNE 30, 2003**

DATE OF REPORT   **AUG. 27, 2003**

CERTIFICATE

(a)   THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE

(b)   THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"CHESTER F. MILLAR"	**CHESTER F. MILLAR**	**2003/08/27**
SIGNATURE OF DIRECTOR	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**
"JAMES M. MCDONALD"	**JAMES M. McDONALD**	**2003/08/27**
SIGNATURE OF DIRECTOR	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**

ALAMOS GOLD INC.
(Formerly Alamos Minerals Ltd.)
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS AT June 30
(Expressed in U.S. Dollars)

ASSETS

		2003 $	2002 $
CURRENT			
Cash and cash equivalents		987,152	523,314
Amounts Receivable		70,748	25,051
Advances and Prepaid Expenses		40,605	43,663
		1,098,505	592,028
LONG TERM INVESTMENT	*(Note3)*	3,169	9,007
CAPITAL ASSETS	*(Note 4)*	138,996	69,274
MINERAL PROPERTIES	*(Note 5)*	16,156,596	1,906,432
		17,397,267	2,576,741

LIABILITIES

CURRENT			
Accounts Payable and Accrued liabilities		222,551	10,991
Note Payable	*(note 6)*	3,750,000	1,366,121
		3,972,551	1,377,112

SHAREHOLDERS' EQUITY

Share Capital	*(Note 10)*	21,312,565	8,369,044
Deficit		(7,887,849)	(7,169,416)
		13,424,716	1,199,628
		17,397,267	2,576,741

APPROVED BY THE BOARD OF DIRECTORS:

"Chester F. Millar" **"James M. McDonald"**
Chester F. Millar **James M. McDonald**

ALAMOS GOLD INC.
(Formerly Alamos Minerals Ltd.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (UNAUDITED)
(Expressed in U.S. Dollars)

	Three Months Ended		Six Months Ended	
	June 30 **2003**	June 30 **2002**	June 30 **2003**	June 30 **2002**
EXPENSES				
Amortization	2,431	5,742	4,713	11,511
Management Fees	25,981	11,043	53,231	65,559
Foreign Exchange Gain	(82)	0	(139,069)	(14,546)
Legal, Audit and Accounting	114,393	33,881	204,966	47,643
Office & Administration	144,098	12,908	251,091	23,782
Property Investigations	0	6,753	0	6,753
Shareholder Communications	16,248	3,773	25,576	4,953
Travel and accommodation	9,120	2,813	18,112	2,813
Trust and Filing	7,232	6,082	19,077	7,332
Interest Income	(3,165)	(1,010)	(5,099)	(1,432)
	316,255	81,985	432,597	154,368
LOSS FOR THE PERIOD	(316,255)	(81,985)	(432,597)	(154,368)
DEFICIT-BEGINNING OF PERIOD	(7,571,594)	(7,087,430)	(7,555,252)	(7,015,047)
DEFICIT – END OF PERIOD	**(7,887,849)**	**(7,169,415)**	**(7,887,849)**	**(7,169,415)**
LOSS PER SHARE	($0.009)	($0.005)	($0.013)	($0.010)

ALAMOS GOLD INC.
(Formerly Alamos Minerals Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)
(Expressed in U.S. Dollars)

	Three Months Ended		Six Months Ended	
	June 30 **2003** $	June 30 **2002** $	June 30 **2003** $	June 30 **2002** $
Cash Provided By (Used For):				
Operating Activities:				
Net Loss for the Period	(316,255)	(81,986)	(432,597)	(154,369)
Adjustment for Items Not Involving Cash:				
Amortization	2,431	5,742	4,713	11,511
	(313,824)	(76,244)	(427,884)	(142,858)
Changes in Non Cash Working Capital:				
Amounts Receivable	17,909	8,808	25,185	(2,964)
Advances & Prepaid Expenses	(4,194)	(30,447)	(27,783)	(24,167)
Accounts Payable & Accrued Liabilities	7,272	(3,180)	(85,348)	(16,024)
	(292,837)	(101,063)	(515,830)	(186,013)
Investing Activities				
Mineral Property Costs	(369,262)	(142,335)	(2,808,840)	(380,485)
Capital Asset			(5,374)	
	(369,262)	(142,335)	(2,814,214)	(380,485)
Financing Activities:				
Proceeds from long term debt			3,750,000	
Proceeds from the issue of common shares	434,099		1,728,655	
Payment of note payable*			(1,769,565)	
Liability to issue shares		617,180		801,842
	434,099	617,180	3,709,090	801,842
Cash acquired from amalgamation with National Gold	-	-	120,817	
Net decrease in cash and cash equivalents	(228,000)	373,782	499,863	235,344
Cash and cash equivalents – Beginning of the period	1,215,152	149,532	487,289	287,970
Cash and cash equivalents – End of the period	987,152	523,314	987,152	523,314

Supplemental Information:
* Of the note payable of US$3,539,130 (CDN $5,583,333) for the acquisition of the Salamandra project, $1,769,565 was paid by National Gold prior to amalgamation

Refer to Note 11 for non-cash investing and financing activities.

ALAMOS GOLD INC.
(Formerly Alamos Minerals Ltd.)
CONSOLIDATED STATEMENTS OF CUMULATIVE MINERAL PROPERTY COSTS (UNAUDITED)
(Expressed in U.S. Dollars)

	Dec. 31 2000	Expenditures 2001	Dec. 31 2001	Jan-Dec. 2002 Expenditures	Dec. 31 2002	Expenditures 2003		June 30 2003
MULATOS PROJECT								
Acquisition		414,592	414,592	2,713,516	3,128,108	10,717,681	**(A)**	13,845,789
Exploration & Development:								
Mine Administration				61,205	61,205	16,327		77,532
Analytical				15,943	15,943	4,262		20,205
Field Work & Supplies		32,701	32,701	520,554	553,255	262,818		816,073
Geological services & consulting		27,144	27,144	105,999	133,143	139,354		272,497
Property Maintenance		15,907	15,907	4,415	20,322	25,862		46,185
Equipment Rental						10,250		10,250
Travel & Accommodation		4,667	4,667	35,476	40,143	21,217		61,360
	0	495,011	495,011	3,457,108	3,952,120	11,197,772		15,149,891
LA FORTUNA								
Acquisition	295,300		295,300		295,300			295,300
Exploration & Development:								
Analytical	28,714		28,714		28,714			28,714
Field Work & Supplies	347,776		347,776		347,776			347,776
Geological services & consulting	226,336		226,336		226,336			226,336
Property Maintenance	66,678	1,960	68,638	2,331	70,969	2,414		73,383
Travel & Accommodation	35,196		35,196		35,196			35,196
	1,000,000	1,960	1,001,960	2,331	1,004,291	2,414		1,006,705
Total Mineral Property Costs	1,000,000	496,971	1,496,971	3,459,439	4,956,410	11,200,186		16,156,596

Refer to Note 11

ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd. "Alamos")
Consolidated Notes to the Financial Statements
(Expressed in U.S. Dollars)

1.   **NATURE OF OPERATIONS**

The Company's activity is the acquisition and exploration of property interests that are considered sites of economic mineralization. These activities are currently conducted primarily in Mexico.

The Company acquired and amalgamated with National Gold Corporation ("National") on February 21, 2003, whereby the shareholders of the Company received one share of the amalgamated Company for every two shares of the Company held, and the shareholders of National received one share of the amalgamated Company for each 2.352 shares of National they held. The acquisition has been accounted for as a purchase with Alamos identified as the acquirer since the shareholders of Alamos owned 60% of the shares of the amalgamated company.

Refer to note 9.

2.   **BASIS OF PRESENTATION**

These interim financial statements have been compiled using the same accounting policies and measurement criteria as those utilized in the preparation of the Company's audited financial statements dated December 31, 2002, and should be read in conjunction with those annual statements.

3.   **LONG TERM INVESTMENT**

The Company owns 100,000 common shares of Duran Ventures Ltd., carried at a cost of $3,169.

4.   **CAPITAL ASSETS**

June 30

	2003			2002		
	Cost $	Accumulataed Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $
Exploration equipment	537,402	420,379	117,023	451,214	389,768	61,446
Office Equipment	31,837	19,772	12,065	23,195	17,307	5,888
Computer equipment	17,140	7,232	9,908	6,817	4,877	1,940
	586,379	447,383	138,996	481,226	411,952	69,274

(*Expressed in U.S. Dollars)*

5. MINERAL PROPERTIES

The Company's properties are located in Mexico and its interest in these properties is maintained under agreements with the titleholders. The Company is satisfied that evidence of title to each of its mineral properties is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on the properties.

a) **State of Sonora, Mexico**
Salamandra Project

The Company had acquired a 100% interest in this project, which comprises approximately 16,000 hectares, in consideration for the payment of CDN $11,154,011 in acquisition costs and assigned expenses.

The property is subject to a sliding scale net smelter royalty ("NSR") on the first 2,000,000 ounces of production. The royalty commences at 1% NSR when the price of gold is less than U.S. $300 per ounce, rising to 5% NSR when the price of gold exceeds U.S, $400 per ounce.

Refer to note 11.

b) **La Fortuna Property**
Durango, Mexico

The Company owns a 100% interest in two mineral concessions, covering approximately 606 hectares, which were written-down in 2000 to their estimated fair value of $1 million.

6. NOTE PAYABLE

The Company arranged a loan of Cdn $5.7 million, of which Cdn $5.6 million was used to discharge the Cdn $7,500,000 of debentures issued by National to acquire the Salamandra Project. These debentures were discounted to Cdn $5.6 million upon prepayment on January 31, 2003.

7. RELATED PARTY TRANSACTIONS

Directors of the Company were paid an aggregate of $131,457 (2002 - $85,695) for management, investor relations, accounting and administrative services. These fees have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

(*Expressed in U.S. Dollars)*

8. SEGMENTED INFORMATION

	AS AT June 30 2003 $	AS AT December 31, 2002 $
Assets by geographic segment, at cost:		
Mexico	16,562,290	5,109,621
Canada	834,977	911,995
	17,397,267	6,021,616

9. LOSS PER SHARE

Loss per share has been calculated using the weight-average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

10. SHARE CAPITAL

a) Authorized share capital of the Company consists of 1,000,000,000 common shares without par value.

	Number of Shares	Total $
Issued at December 31, 2002	32,624,647	11,583,910
Warrants exercised	7,078,617	1,061,971
	39,703,264	12,645,881
Consolidation (2:1)	(19,851,632)	
Acquisition of National Gold	13,373,291	8,000,000
Stock options exercised	175,383	60,931
Warrants exercised	1,056,684	605,753
Issued at June 30, 2003	34,456,990	21,312,565

(*Expressed in U.S. Dollars)*

SHARE CAPITAL *(continued)*

b) Stock options outstanding at June 30, 2003

Number	Expiry Date	Exercise Price
		Cdn$
42,517	February 23, 2006	0.47
100,000	February 5, 2007	0.64
14,881	February 18, 2007	0.71
632,500	June 3, 2007	1.16
500,000	July 22, 2007	1.00
600,000	January 30, 2008	0.76
75,000	March 13, 2008	0.92
1,964,898		

Summary of Stock Option Activity

Weighted Average

	Shares	Exercise Price
		Cdn$
Balance, beginning of period	2,128,061	0.93
Exercised	(95,663)	0.45
Expired	(67,500)	1.30
Balance, end of period	1,964,898	0.99

c) Warrants outstanding at June 30, 2003 are as follows:

Number	Expiry Date	Exercise Price
		Cdn$
1,922,354	July 22, 2003	0.90
487,663	September 21, 2003	0.82
2,562,500	October 11, 2003	0.90
107,355	November 1, 2003	0.82
771,684	April 16, 2004	0.94
370,535	April 16, 2004	1.41
42,730	April 29, 2004	0.82
212,585	May 7,2004	0.94
548,275	July 19, 2004	0.56
747,165	September 5, 2004	1.06
7,772,847		

(*Expressed in U.S. Dollars)*

SHARE CAPITAL *(continued)*

d) Stock-based compensation

The fair value of stock options determined in the calculation of compensation expense is estimated using the Black-Scholes Option Pricing Model which following assumptions; risk-free interest rate - 4.3%; expected dividend yield - Nil; expected stock price volatility - 47%; and expected option life - 5 years.

The pro forma effect on net loss and loss per share for the period ended June 30, 2003 for the stock options granted to directors and employees using the fair value method, is as follows:

	Net loss for the period $	Basic and diluted loss per share $
Reported	(432,597)	0.01
Pro-forma	(976,483)	0.03

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

11. **ACQUISITION OF NATIONAL GOLD**

The Company acquired on February 21, 2003, all of the outstanding shares of National Gold Corporation ("National"), the Company's joint venture partner on the Salamandra property, by the issue of 13,373,291 shares of the Company valued at $8,000,000. The acquisition has been accounted for by the purchase method and the operating results of National are included in the consolidated statement of operations from the effective date of the acquisition.

(*Expressed in U.S. Dollars)*

ACQUISITION OF NATIONAL GOLD *(continued)*

Details of assets and liabilities acquired are as follows:

	$
Cash	120,817
Accounts receivable and prepaid expenses	56,900
Deferred costs (Salamandra Property)	4,328,466
Capital Assets	65,749
Accounts payable	(184,506)
Due to Alamos Gold	(2,314,055)
Net assets acquired	2,073,371
Value allocated to mineral properties	5,926,629
Share consideration	8,000,000

12. CONTINGENCIES

a) A claim has been made against the Company for damages under a mineral property acquisition agreement that the Company did not complete. The plaintiff has claimed a loss of U.S. $105,000. The Company denies the claim and has not made any provision for it in the financial statements. Any amount ultimately paid in connection with any settlement will be recorded in the accounts at the time of payment.

b) The Company has reduced the surface area of the Salamandra Project that is leased from the local Ejido of the village of Mulatos as allowed under the lease. The reduction in the surface area under lease is being challenged by the Ejido in the Agrarian Court. The Company is continuing with certain of its obligations under the lease and does not anticipate a material unfavourable outcome.

c) A claim has been made against the Company by a former director and senior officer of National who is demanding CDN$285,000 and the vesting of 600,000 pre-amalgamation stock options. The Company denies it has any liability and accordingly has not accrued any amount for the claims. Should any amount ultimately be paid they will be recorded in the accounts at the time of payment.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: _____   **Schedule A**

                            _____**X**_____   **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER   **ALAMOS GOLD INC.**

ISSUED ADDRESS   **1400-400 BURRARD STREET, VANCOUVER, B.C. V6C 3G2**

ISSUER TELEPHONE NUMBER   **(604) 643-1787   FAX (604) 643-1773**

CONTACT NAME   **NERIO V. CERVANTES**

CONTACT POSITION   **CHIEF FINANCIAL OFFICER**

CONTACT TELEPHONE NUMBER **(604) 643-1787**

FOR QUARTER ENDED   **JUNE 30, 2003**

DATE OF REPORT   **AUG. 27, 2003**

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"CHESTER F. MILLAR"	**CHESTER F. MILLAR**	**2003/08/27**
SIGNATURE OF DIRECTOR	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**

"JAMES M. MCDONALD"	**JAMES M. McDONALD**	**2003/08/27**
SIGNATURE OF DIRECTOR	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**

ALAMOS GOLD INC.
Quarterly Report
June 30, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.) *For the current fiscal year-to-date*:

Deferred exploration expenditures: Refer to Schedule A: Consolidated Statements of Cumulative Mineral Property Costs.

2. *) Details of office & administration expense*:

Interest expense	189,262	(mainly on the long term debt- Sch. A (note #6)
Rent	9,853	
Salaries	13,547	
Utilities	7,320	
Outside services	10,415	
Seminars /conferences	3,793	
Tel/fax/internet	4,476	
Supplies	4,125	
Insurance	1,279	
Others	7,021	
	251,091	

3.) *Related party transactions:*

Refer to Note 7 in Schedule A.

4.) *Summary of securities issued and options granted during the period:*

a.) Summary of securities issued during the period: Refer to Schedule A (note 10a)

b.) Summary of options granted during the period: NIL

5.) Summary of securities as at June 30, 2003:

a.) Authorized share capital 1,000,000,000 common shares with no par value.
b.) Shares issued and outstanding: 34,456,990
c.) Summary of options, warrants and convertible securities outstanding:
Refer to Schedule A (notes 10b & 10c).
d.) Number of common shares held in escrow: Nil
e.) Number of common shares subject to pooling: Nil

6.) Directors: Chester F. Millar
John A. McCluskey
Stephen R. Stine
James M. McDonald
Richard W. Hughes

Officers: Chairman & President – Chester F. Millar
Secretary – Sharon S. Fleming
V.P & CEO- John A. McCluskey
V.P. & COO- Stephen R. Stine
CFO – Nerio V. Cervantes

SCHEDULE "C"
MANAGEMENT DISCUSSION AND ANALYSIS
For the Quarter Ended June 30, 2003

1.) Description of Business:

The Company is in the gold mining business in Mexico. It has acquired a significant mineral property in the State of Sonora and is working towards placing this Mulatos property into commercial production.

2.) Operations:

The Company is doing feasibility work which is expected to provide the information needed for production planning. Other activities that are being pursued include infrastructure improvements, community relations, exploration, and a search for equipment and operating personnel.

The feasibility work is being done under the direction of M3 Engineering who are expected to furnish a completed report in approximately 9 months time. Currently, the work consists mainly of metallurgical testing done in part by consultants in Arizona and in part by Company personnel on site. In the fourth quarter of 2003, the Company expects to commence open cut mining to expose the ore and start mining tests. A small scale bulk heap leach test of fine-crushed ore will also be done. Mining contractors will be hired to do some of this work.

Infrastructure improvements that are currently underway include upgrades to the public road between the village of Sahuaripa and Mulatos as well as roads within the village of Mulatos itself. The construction of a new camp, water supply system, test leaching facility, mine haul roads, and an airstrip will be started soon.

Community relations center around dealing with the Ejido or co-op that owns the land. A dispute over a key provision in the contract with the Ejido is awaiting a judge's ruling. The provision was used by Alamos to reduce the annual rental payments, which brought on a lawsuit. The judge's ruling may not settle all of the problems with the Ejido but it should provide the basis for an out-of-court settlement. An effort to improve communications between the Company and the many individuals that make up the Ejido has been started. A number of Ejido members have been hired. Certain improvements to the village of Mulatos have also been initiated.

An exploration program is set under the supervision of Ken Balleweg who has extensive knowledge of the area resulting from his employment as senior project geologist for Placer Dome, the former owner. This program will consist mainly of underground drilling and mapping and is expected to not only increase the understanding of the higher grade zones in the deposit, but also increase the ounces of gold in the reserves. A second look will also be done on several other promising mineral zones within the portfolio owned by Alamos. An application to acquire certain other nearby mineralized zones has been made.

3.) Financings / Subsequent Events

During the first half of 2003, a total of 4.8 million warrants were exercised to bring in C$2.5 Million.

Subsequent to June 30, the Company closed a private placement of 8.5 million units @C$1.45 per unit for gross proceeds of C$12,325,000. Each unit consisted of one common share and a half of transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional share of Alamos at a price of C$1.75 for a one year period following the closing. The shares, warrants and any shares issuable on the exercise of the warrants are subject to a hold period expiring December 22, 2003.

At the time of writing this report, the Company has C$13.8 Million in treasury.

The Company has given notice that it will pay back 50% of the long-term loan from H. Morgan & Company.

4.) Liquidity

The Company continues to demonstrate its ability to raise funds in the capital market and remains confident that it will meet all its operating and financial obligations.

ALAMOS GOLD INC.
SUITE 1400-400 BURRARD ST.
VANCOUVER, B.C. V6C 3G2
Telephone: (604) 643-1787
Fax: (604) 643-1773

August 27, 2003

B.C. Securities Commission
Executive Director
2nd Floor, 865 Hornby Street
Vancouver, B.C.,
V6Z 3B8

Dear Sirs:

RE: MAILING ON AUGUST 27, 2003 FORM 51-901F
        INTERIM FINANCIAL STATEMENTS
        FOR THE SIX MONTHS ENDING JUNE 30, 2003

We confirm that on the above date, we have mailed the material to all shareholders in our Supplementary Mailing List.

Yours truly,

ALAMOS GOLD INC.

"Nerio V. Cervantes"

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

ALAMOS GOLD INC. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **August 21, 2003** of **8,500,000 units, ("Units") issued at a price of $1.45 per Unit, each Unit comprised of one common share and one-half of a share purchase warrant ("Warrant"), each whole Warrant entitling the holder thereof to purchase an additional common share of Alamos Gold Inc. at a price of $1.75 until August 21, 2004**, Alamos Gold Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this 27th day of August, 2003.

ALAMOS GOLD INC.

By: *"Nerio Cervantes"*
Nerio Cervantes,
Chief Financial Officer

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.
(Registrant)

September 04, 2003   By: /s/ Nerio Cervantes
Date   Nerio Cervantes
                                 Chief Financial Officer